EXHIBIT 12.1

FOSTER WHEELER LTD.
STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Fiscal Year
	2003	2002	2001	2000	1999

(Loss)/Earnings:
Net (Loss)/ Earnings prior to a cumulative effect of a change in accounting principle	$(157,063)	$(374,719)	$(336,360)	$36,987	$(146,080)
Taxes on Income(2)	47,426	14,657	123,395	15,179	(48,208)
Total Fixed Charges	104,691	95,058	97,604	95,973	94,036
Capitalized Interest	(307)	(1,368)	(718)	(151)	(4,643)
Capitalized Interest Amortized	2,286	2,274	2,219	2,416	2,184
Equity Earnings of non-consolidated affiliated companies accounted for by the equity method, net of dividends	(9,145)	(4,262)	(4,658)	(8,882)	(11,002)

	$(12,112)	$(268,360)	$(118,518)	$141,522	$(113,713)

Fixed Charges:
Interest Expense(1)	$95,484	$83,028	$84,484	$83,254	$70,213
Capitalized Interest	307	1,368	718	151	4,643
Imputed Interest on non-capitalized lease payments	8,900	10,662	12,402	12,568	19,180

	$104,691	$95,058	$97,604	$95,973	$94,036

Ratio of Earnings to Fixed Charges(3)	—	—	—	1.47	—

     There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.

(1)	Includes in 2003, 2002, 2001, 2000 and 1999 dividends on preferred security of $18,130; $16,610; $15,750; $15,750 and $15,181, respectively.

(2)	Includes increase in the tax valuation allowance of $58,000; $175,600; and $197,000 in 2003, 2002 and 2001, respectively.

(3)	Earnings are inadequate to cover fixed charges. The coverage deficiencies are $116,803 in 2003; $363,418 in 2002; $216,122 in 2001 and $207,749 in 1999.